FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 3, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on March 3, 2023]

1.	Reason for Submission

As a change in Representative Executive Officers has been resolved at the Board of Directors meeting held on March 1, 2023, the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 9 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1) Representative Executive Officer to resign

Name (Date of Birth)	New Title and Position	Former Title and Position	Number of Shareholdings (in hundreds)	Date of Change
Tomoyuki Teraguchi (August 4, 1962)	Director Vice Chairman Senior Managing Director	Director, Representative Executive Officer, Deputy President	2,748	March 31, 2023
ø1	The Number of Shareholdings is stated as of September 30, 2022.
ø2

Scheduled to be appointed to the new title and position on April 1, 2023, and to retire from office as Director as of the conclusion of the General Meeting of Shareholders of the Company to be held in June 2023.

(2) Representative Executive Officer to be appointed

Title and Position	Name (Date of Birth)	Date of Change	Number of Shareholdings (in hundreds)	Business Experience

Representative Executive Officer, Deputy President	Yutaka Nakajima (August 2, 1965)	Apr. 1, 2023	6,529	Apr. 1988	Joined the Company
				Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.

				May 2015	Senior Managing Director of the Company

				Apr. 2016	Senior Managing Director of the Company Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Apr. 2017	Senior Managing Director of the Company Executive Officer, Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Apr. 2018	Senior Managing Director of the Company Executive Officer, Executive Vice President of Nomura Securities Co., Ltd.

				Apr. 2019	Senior Managing Director of the Company Director, Executive Vice President of Nomura Securities Co., Ltd.

Apr. 2021

Senior Managing Director of the Company (Current)

Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

<Other Principal Business Activities>

Representative Director and Deputy President of Nomura Securities Co., Ltd.

Director of Nomura Financial Products & Services, Inc.

øThe Number of Shareholdings is stated as of September 30, 2022.

END